DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

Buffered Barrier Rebate Securities Linked to the S&P 500® Index

U.S. Equities ■ Bullish ■ Short Term Investment

Indicative Terms as of February 26, 2009

CUSIP:	2515A0 YN 7
Issuer:	Deutsche Bank AG, London Branch
Rating[1]:	Moody's Aa1 / S&P A+
Maturity / Tenor:	15 Month
Index:	S&P 500® Index
Initial Index Level:	Index closing level on the Trade Date
Ending Index Level	Index closing level on the Final Valuation Date
Barrier Event:	A Barrier Event occurs if, on any trading day during the Observation Period, the closing level of the Index is greater than the Upper Barrier.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Buffer Amount:	15%
Upper Barrier:	150% of the Initial Index Level
Rebate:	11.00% - 17.00% (TBD on Trade Date)
Participation Rate:	100%
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 security face amount, of $1,000 plus the Additional Amount, which may be positive or negative. In no event will the Payment at Maturity be less than $150, subject to the credit of the Issuer.

Additional Amount: The Additional Amount paid at maturity per $1,000 security face amount will equal:

If a Barrier Event has not occurred and

- the Ending Index Level is greater than or equal to the Initial Index Level:
  $1,000 * (Participation Rate * Index Return)
- the Ending Index Level is less than the Initial Index Level and such decline is equal to or less than the Buffer Amount:
  $0
- the Ending Index Level is less than the Initial Index Level and such decline is greater than the Buffer Amount:
  $1,000 * (Index Return + Buffer Amount)

If a Barrier Event has occurred and

- the Ending Index Level is greater than or equal to the Initial Index Level:
  $1,000 * Rebate
- the Ending Index Level is less than the Initial Index Level and such decline is equal to or less than the Buffer Amount:
  $1,000 * Rebate
- the Ending Index Level is less than the Initial Index Level and such decline is greater than the Buffer Amount:
  $1,000 * (Index Return + Buffer Amount + Rebate)

Index Return: $\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$

Best Case Scenario at Maturity

If a Barrier Event does not occur and the Ending Index Level is greater than the Initial Index Level, investors receive at maturity their principal *plus* an amount equal to their principal *multiplied* by the Index Return, subject to a maximum return of 50.00%.

Worst Case Scenario at Maturity

If a Barrier Event does not occur and the Ending Index Level is less than the Initial Index Level and such decline is greater than the Buffer Amount, you will lose an amount equal to 1% of the security face amount for each 1% decline in the Index beyond the Buffer Amount. If a Barrier Event does not occur, you may lose up to 85% of your initial investment, subject to the credit of the Issuer.

Benefits

- U.S. equity index exposure
- Potential participation in any positive Index Return up to the Upper Barrier
- Appropriate for investors who are moderately bullish and who are willing to lose up to 85.00% of their initial investment if the Index declines

Risks

- The securities may underperform the Index if a Barrier Event occurs
- Investor is not entitled to dividends or voting rights with respect to stocks comprising the Index
- Various factors affect the value of the securities prior to maturity
- The securities may return less than the principal at maturity
- Investors should be willing and able to hold the securities to maturity
- An investment in the securities is subject to the credit of the Issuer

Important Dates

Offering Period:	March 2 - March 26, 2009
Trade Date:	March 26, 2009
Settlement Date:	March 31, 2009
Final Valuation Date:	June 25, 2010
Maturity Date:	June 30, 2010 (15 Months)

Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the securities. Deutsche Bank Securities Inc. may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount. The Issuer will reimburse Deutsche Bank Securities Inc. for such fees.
Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENT

[1] As of February 26, 2009. A credit rating is not a recommendation to buy, sell or hold the securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Buffered Barrier Rebate Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes an Upper Barrier Level of 150% and a Rebate Amount of 14.00%)
If a Barrier Event Does Not Occur			A Barrier Event Does Occur
Index Return	Barrier Security Return	Payment at Maturity (per $1,000 invested)	Index Return	Barrier Security Return	Payment at Maturity (per $1,000 invested)
-40.00%	-25.00%	$750.00	-40.00%	-11.00%	$890.00
-30.00%	-15.00%	$850.00	-30.00%	-1.00%	$990.00
-15.00%	0.00%	$1,000.00	-15.00%	14.00%	$1,140.00
-10.00%	0.00%	$1,000.00	-10.00%	14.00%	$1,140.00
0.00%	0.00%	$1,000.00	0.00%	14.00%	$1,140.00
10.00%	10.00%	$1,100.00	10.00%	14.00%	$1,140.00
15.00%	15.00%	$1,150.00	15.00%	14.00%	$1,140.00
30.00%	30.00%	$1,300.00	30.00%	14.00%	$1,140.00
40.00%	40.00%	$1,400.00	40.00%	14.00%	$1,140.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors

MARKET RISK - The return on the securities  at maturity, if any, is linked to the performance of the Index and will depend on whether the Index Closing Level ever exceeds the Upper Barrier on any trading day during the Observation Period, the magnitude of the Index Return, and if any decline in the Index exceeds the Buffer Amount.

THE SECURITIES MAY PAY LESS THAN THE PRINCIPAL AMOUNT - You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index Level exceeds the Upper Barrier on any trading day during the Observation Period and at maturity, the Ending Index Level is less than the Initial Index Level and such decline is greater than the Buffer Amount, the securities will not guarantee any return in excess of a payment of between $260.00 and $320.00 (to be determined on Trade Date) per $1,000 security face amount, subject to the credit of the Issuer. If the Index Level does not exceed the Upper Barrier on any trading day during the Observation Period and at maturity, the Ending Index Level is less than the Initial Index Level and such decline is greater than the Buffer Amount, the securities will not guarantee any return in excess of $150.00 per $1,000 security face amount, subject to the credit of the Issuer.

THE BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE SECURITIES AND MAY AFFECT YOUR PAYMENT AT MATURITY - Your investment in the securities  may not perform as well as an investment in a security with an uncapped return based solely on the performance of the Index.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS - As a holder of the securities , you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY - Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities  prior to maturity. You should be willing and able to hold your securities  to maturity.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE SECURITIES - We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities. Any such research, opinions or recommendations could affect the level of the Index or the market value of the securities .

COUNTERPARTY RISK - The payment of amounts owed to you under the securities  is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

LACK OF LIQUIDITY – There may be little or no secondary market for the securities. The securities  will not be listed on any securities exchange.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES - In addition to the Index Closing Level on any day, the value of the securities  will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities  and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 602AQ/A+ and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 602AQ/A+ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities  at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities  prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

ISSUER FREE WRITING PROSPECTUS
                                                Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated February 26, 2009      R-9899-1 (02/09)